AB 6/23

06009224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 50550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED JUN 14 2006

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bouchey & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1471 Route 9, Suite 202
(No. and Street)

Clifton Park (City) NY (State) 12065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Bouchey (518) 583-0090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roback, Kumlander & Pehl, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

100 Saratoga Village Blvd., Suite 36, Malta, NY 12020
(Address) (City) (State) (Zip Code)

PROCESSED JUN 26 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Barbara J. Bouchey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bouchey & Associates, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Barb J Bouchey
Signature

President
Title

DAWN L. MORRISON
Notary Public, State of New York
Qualified in Saratoga County
No. 01MO6084819
My Commission Expires Dec. 16, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE 9: NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $21,099 and $61,729 at December 31, 2005 and 2004, respectively of which $16,099 and $56,729 was in excess of its required net capital of $5,000. The Company's net capital ratio was .22 to 1 and .09 to 1 at December 31, 2005 and 2004, respectively.

NOTE 10: USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 11: RELATED PARTY

Due to/from affiliate consists of loans to and from Bouchey Asset Management. Both companies are owned by the same shareholder. The loans were made for working capital needs and are non-interest bearing.

See auditors' report.

BOUCHEY & ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

		2005		2004
Net Capital				
Total shareholder's equity	$	22,892	$	71,759
Add subordinated borrowing allowable in computation of net capital		-		-
Total Capital and Allowable Subordinated Borrowings		22,892		71,759
Deductions and/or charges:				
Notes receivable	$	-	$	8,842
Prepaid expenses		1,793		1,188
Net capital before haircuts on securities positions		21,099		61,729
Haircuts on securities		-		-
Net Capital	$	21,099	$	61,729
Aggregate Indebtness:				
Items included in statement of financial condition:				
Commissions payable	$	1,611	$	1,301
Due to affiliate		-		1,205
Other accounts payable and accrued expenses		2,950		2,850
Items not included in statement of financial condition:				
Unrecorded amounts		-		-
Total Aggregate Indebtness	$	4,561	$	5,356
Computation of basic net capital requirement				
Minimum net capital required based on aggregate indebtness:	$	304	$	357
Minimum dollar requirement	$	5,000	$	5,000
Excess net capital over minimum dollar requirement	$	16,099	$	56,729
Excess net capital at 1,500 percent	$	20,795	$	61,372
Excess net capital at 1,000 percent	$	20,643	$	61,193
Ratio: Aggregate indebtedness to net capital		.22 to 1		.09 to 1

See auditors' report and notes to financial statments.

BOUCHEY & ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

		2005		2004
Reconciliation with company's computation included in Part II of Form X-17a-5				
Net Capital from Part II (unaudited) FOCUS report	$	24,049	$	58,758
Audit adjustment to record additional commission receivables		-		6,626
Other audit adjustments, net		(2,950)		(3,655)
Net Captial Per Above	$	21,099	$	61,729

See auditors' report and notes to financial statments.